Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
January 8, 2009
Dear Investools client,
We, at TD AMERITRADE, are very excited about the proposed acquisition and have included this letter in your email from Investools Inc. to introduce ourselves. We believe the combination of these two innovative firms will create the leading investor education firm in the country.
At this point, there’s no immediate change to your account or the courses in which you are enrolled. The proposed acquisition will require customary approvals and this will take some time – about six months. The companies will remain independent and will operate separately until such approvals are obtained and the acquisition is closed.
After the acquisition closes, which should be around June 2009, we’ll spend several months bringing the strengths of both companies together. Following the close, we plan for you to continue to use all of the Investools Inc. training and classes just as you do today. Eventually, if there are any changes, we will be sure to contact you well in advance.
Who to contact with your questions
We know you may have some additional questions, and we want to make sure you get answers. First and foremost, nothing will change at this point and there is no action required of you at this time. If you have questions, Investools Student Support Representatives are available Monday through Friday from 9:00 a.m. to 9:00 p.m. ET at 800-204-7143.
We want you to know that we are committed to ensuring that upon completion of this acquisition, you’ll continue to receive the best in education and training that both firms have to offer.
Sincerely,

Fred Tomczyk
President and Chief Executive Officer
TD AMERITRADE

TD AMERITRADE Holding Corporation. TD AMERITRADE, Inc., member FINRA/SIPC. TD AMERITRADE is a trademark jointly owned by TD AMERITRADE IP Company, Inc. and The Toronto-Dominion Bank.
Forward-Looking Statements
Information in this letter contains forward-looking statements, which involve a number of risks and uncertainties.  Thinkorswim Group Inc. (“THINKORSWIM”) and TD AMERITRADE Holding Corporation (“TD AMERITRADE”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information.  All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
Additional Information About this Transaction
In connection with the proposed merger, TD AMERITRADE will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of THINKORSWIM that also constitutes a prospectus of TD AMERITRADE.  THINKORSWIM will mail the proxy statement/prospectus to its stockholders.  TD AMERITRADE and THINKORSWIM urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information.  You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by THINKORSWIM and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov.  The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing THINKORSWIM website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for  “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.tdameritrade.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
THINKORSWIM, TDAMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from THINKORSWIM stockholders in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of THINKORSWIM stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about THINKORSWIM’s executive officers and directors in THINKORSWIM’s definitive proxy statement filed with the SEC on April 29, 2008.  You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009.  You can obtain free copies of these documents from THINKORSWIM or TD AMERITRADE using the contact information above.